[GRAPHIC OMITTED] Ahold                                         December 4, 2006

                                                                   PRESS RELEASE

AHOLD REACHES AGREEMENT ON DIVESTMENT OF POLISH RETAIL OPERATION TO CARREFOUR

Amsterdam, The Netherlands, December 4, 2006 - Ahold today announced it has reached agreement on the divestment of its retail operation in Poland to Carrefour through the sale of the shares of Ahold Polska Sp. z o.o. The transaction is valued at EUR 375 million, and will consist of a cash consideration and assumed debt. The final purchase price is subject to customary price adjustments. Closing of the transaction is expected in the first half of 2007 and is subject to the fulfilment of certain conditions, including anti-trust approval.

Throughout Poland, Ahold operates 179 supermarkets that trade under the Albert banner, 15 compact hypermarkets trading under the Hypernova banner and four gas stations.

Anders Moberg, Ahold President & CEO, commented: "As part of our Strategic Retail Review, we announced last month that we would be divesting our Polish retail operation. I would like to express my gratitude to our Polish colleagues for their commitment to customer service and operational excellence as we move towards completion of the transaction next year."

Ahold has been active in Poland since 1995 and currently employs approximately 10,000 people.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to Ahold's intention to complete the divestment of its retail operation in Poland, the composition of the transaction of a cash consideration and assumed debt, Ahold's expectations as to the timing of the closing and Ahold's ability to consummate the transaction. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in the forward-looking statements include, but are not limited to, Ahold's ability to complete the divestment, the inability of Ahold or the purchaser to satisfy, or delays in satisfying, closing conditions to the divestment, the effect of general economic conditions, actions of government, law enforcement agencies and/or third parties, and other factors, some of which are discussed in the public filings of Ahold. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue relia=nce on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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